UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.2)*

Massbank Corp. (Name of Issuer)
Common Stock (Title of Class of Securities)
576152102 (CUSIP Number)
Lawrence B. Seidman, 100 Misty Lane, Parsippany, NJ 07054 (973) 952-0405 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 1, 2007 (Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ·· 240.13d-1(e), 240.13d-1 (f) or 240.13d-1(g), check the following box.   (    )

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See · 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 576152102

1.	Seidman Investment Partnership II, LP 22-3603662

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,431

	8.	Shared Voting Power

	9.	Sole Dispositive Power 46,431

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,431

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 1.09

14.	Type of Reporting Person PN

SCHEDULE 13D
CUSIP No. 576152102

1.	Lawrence B. Seidman ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 252,714

	8.	Shared Voting Power

	9.	Sole Dispositive Power 252,714

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 252,714

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 5.92

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 576152102

1.	Thomas C. Goggins ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,000

	8.	Shared Voting Power

	9.	Sole Dispositive Power 2,000

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.05

14.	Type of Reporting Person IN

SCHEDULE 13D
CUSIP No. 576152102

1.	Welles C. Hatch ###-##-####

2.	Check the Appropriate Box if a Member of a Group* (a.) (X) (b.) ( )

3.	SEC USE ONLY

4.	Source of Funds* PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to items 2(d) or 2(e) ( )

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 200

	8.	Shared Voting Power

	9.	Sole Dispositive Power 200

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 200

12.	Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares (See Instructions) ( )

13.	Percent of Class Represented by Amount in Row (11) 0.005

14.	Type of Reporting Person IN

This statement on Schedule 13 D which was filed on July 27, 2007 and Amendment No. 1 which was filed on August 7, 2007, on behalf of Seidman and Associates, L.L.C (“SAL”), Seidman Investment Partnership, L.P. (“SIP”), Seidman Investment Partnership II, L.P. (“SIPII”), Broad Park Investors, L.L.C (“Broad Park”), Berggruen Holdings North America Ltd. (“Berggruen”), Lawrence Seidman (“Seidman”), LSBK06-08, L.L.C. (“LSBK”), Thomas C. Goggins ("Goggins"), and Welles C. Hatch ("Hatch"), (Goggins and Hatch are individuals being added as Reporting Persons), collectively, the (“Reporting Persons”) with respect to the Reporting Persons’ beneficial ownership of shares of Common stock (“the Shares”) of Massbank Corp., a Massachusetts corporation, (“the Company”) is hereby amended as set forth below: Such statement on Schedule 13D is hereinafter referred to as the “Schedule 13D”. Terms used herein which are defined in the Schedule 13D shall have their respective meanings set forth in the Schedule 13D.

2. Identity and Background

(a-c)  This statement is also being field by Thomas C. Goggins ("Goggins"), whose principal office is located at 99 Summer Street, Suite 1520, Boston, MA 02110.  Mr. Goggins is a businessman and has sole investment discretion and voting authority for his shares.

This statement is also being filed by Welles C. Hatch ("Hatch"), whose principal office is located at 5 Concord Farms, 555 Virginia Road, Concord, MA 01742.  Mr. Hatch is a businessman and has sole investment discretion and voting authority for his shares.

(d-e)  During the last five years, neither Goggins nor Hatch, to the best of their knowledge, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is suject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities to, federal or state securities laws or finding any vilation with respect to such laws.

(f)  Goggins and Hatch are citizens of the United States.

Item 4. Purpose of Transaction

On November 1, 2007, Lawrence B. Seidman sent a letter to Gerard H. Brandi, the Company's Chairman of the Board, President and Chief Executive Officer.  A copy of this letter was also sent separately to each member of the Board of Directors.

This letter, in its entirety, is attached hereto as Exhibit A.

5. Interest in Securities of the Issuer

(a)(b)(c)  As of the close of business on October 31, 2007, the Reporting Persons owned beneficially an aggregate of  254,914 shares of Common Stock which constituted approximately 5.97% of the 4,266,654 shares of Common Stock outstanding as of September 30, 2007 as disclosed in the Issuer's Earnings Press Release dated October 23, 2007.

Schedule A attached below describes transactions except for previously reported transactions in the Common Stock effected by the Reporting Persons within the past (60) days.  Except as set forth in this Item 5, none of the Reporting Persons owns beneficially or has a right to acquire beneficial ownership of any Common Stock, and except as set forth in this Item 5, none of the Reporting Persons has effected transactions in the Common Stock during the past sixty (60) days, except for previously reported transactions.

7. Material to be filed as Exhibits Schedule A Stock Purchase Transactions Exhibit A Letter to Gerard H. Brandi

5

Signature After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2007

By:	/s/ Lawrence B. Seidman Power of Attorney pursuant to Joint Agreement dated July 25, 2007

By:	/s/ Thomas C. Goggins

By:	/s/ Welles C. Hatch

Schedule A

Date Purchased	Cost per Share	Cost	Shares
SIPII	10/29/2007	36.2700	36,270.00	1,000

Goggins	10/15/2007	36.7436	68,196.20	1,856
Goggins	10/16/2007	37.3993	5,385.50	144

Hatch	9/4/2007	34.0008	6,800.15	200

  Exhibit A

LAWRENCE B. SEIDMAN
100 Misty Lane
Parsippany, NJ 07054
(973) 952-0405
November 1, 2007

Via Federal Express
Gerard H. Brandi
Chairman of the Board, President
and Chief Executive Officer
MASSBANK Corp.
123 Haven Street
Reading, MA 01867

Dear Mr. Brandi:

In my letter to you dated August 3, 2007, I addressed how your lack of effort in growing the balance sheet and earnings, as well as your inability to effectively manage capital, had penalized shareholders. I then provided several examples of how shareholder value could be created. Not surprisingly, those initiatives have not been implemented. The third-quarter 2007 results at MASSBANK Corp. (MASB) are further proof that you do not grasp the very basic principles necessary for the efficient operation of a public banking company.

In the third quarter, 63% of MASB’s pre-tax income was from securities gains. That’s a joke. Are you trying to become the trading desk of a brokerage firm? Are you considering switching charters? Is this your future vision of the company? If this is all you’ve got, you have a fiduciary obligation to step aside and let a real banker run MASB.

Breaking down the income statement doesn’t brighten the picture. The net interest margin was down three basis points from the second quarter to 2.37%. As for non-interest income, excluding securities gains, it was $331,000, the lowest amount in the last four quarters.

The truly alarming development in the third quarter was non-interest expense, which was up $669,000, or 22%, compared to the second quarter. Most of the increase came from compensation and benefits expense. MASB’s press release stated that costs were up “due principally to an accrual of $390,000 for a profit sharing and incentive compensation bonus plan distribution to Company employees at year-end based on the Company's earnings performance, the increased costs of employee benefits and an increase in stock-based compensation costs.”

You cannot be serious. I can believe that you don’t care about shareholders, but do you really think that shareholders won’t care about these costs? Management should not be receiving incentive payments for substandard performance. Instead, you should be giving shareholders an incentive to buy and hold the stock.

 Exhibit A

    The ongoing balance sheet trends are not sending shareholders the right message. Total deposits were down $11.2 million from June 30, 2007, marking the 16th consecutive quarter of shrinkage. Net loans declined $5.0 million during the third quarter. This is the eighth consecutive quarter of negative loan growth. For the first time since September 2003, total assets were up a linked-quarter basis, but just by $99,000. And all you did was borrow $10.0 million to fund securities or cash equivalents, hardly a commendable activity in this volatile interest rate environment.

With no value added to the balance sheet and with the tangible capital ratio still greater than 13%, you wasted an opportunity to aggressively return capital to shareholders. MASB only repurchased 53,900 shares, or 1.25% of the outstanding shares, during the third quarter. That’s a start, but not nearly enough. And the quarterly dividend was increased by a mere penny a share.

I reiterate my recommendation for accelerated share repurchases, to include considering a possible “Dutch Auction.” Additionally, I believe dividends should be higher, in the form of both quarterly and special payments.

Very truly yours,

                                    /s/ Lawrence B. Seidman
                                LAWRENCE B. SEIDMAN

LBS:jb
cc:           Allan S. Bufferd
Kathleen M. Camilli
Stephen W. Carr
Alexander S. Costello
O. Bradley Latham
Stephen E. Marshall
Paul J. McCarthy
Nalin M. Mistry
Nancy L. Pettinelli
William F. Rucci, Jr.